Harsco Corporation

350 Poplar Church Road

Camp Hill, PA 17011 USA

Phone: 717.763.7064

Fax: 717.763.6424

Web:  www.harsco.com

December 19, 2011

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harsco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 24, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011 Filed November 2, 2011
File No. 001-03970

Dear Mr. O’Brien:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 6, 2011 (the “Comment Letter”) with respect to (i) the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010 and (ii) the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2011.

Below are the Company’s responses to the comments in the Comment Letter.  For the convenience of the Staff, we have repeated the Staff’s comments before the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Application of Critical Accounting Policies, page 53

Critical Estimate — Goodwill, page 56

1.              Given the operating losses in the Harsco Infrastructure Segment during 2010 and the nine months ending September 30, 2011, please revise future filings to provide additional clarifying disclosure concerning the cash flow assumptions used for the underlying reporting unit.  For example, disclose whether the cash flow assumptions project significant improvements in operating performance over the prior year and quantify and analyze such assumptions, discuss your basis for the assumptions, and provide other disclosure as necessary to fully explain the extent the results of the impairment test depend on such improvements.

Response:

The Company will update the above referenced disclosure beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2011 to reflect the outcome of goodwill impairment testing.

The Company will provide additional clarifying disclosure in future filings related to the cash flow assumptions associated with the Harsco Infrastructure reporting unit.  The Company will add both qualitative and quantitative disclosure with regard to: (i) the projected performance compared to actual results of the Harsco Infrastructure reporting unit; (ii) the basis of assumptions for such projections; and (iii) the extent to which such projected performance and improvements impact the annual goodwill impairment test and interim evaluations in accordance with Accounting Standards Codification (“ASC”) 350-20-35-30.

Note 1 — Summary of Significant Accounting Policies, page 70

Warranties, page 74

2.              Please tell us the reasons for the 76% increase in the warranty accrual from 2008 to 2010.  Your revenues and the amount of warranties paid have decreased during this period.

Response:

Warranty expenses and payments are incurred in the Company’s manufacturing businesses - more specifically, in the Harsco Rail and Harsco Industrial Segments.  The above-referenced increase in the warranty accrual was driven by the Harsco Rail Segment.

The Harsco Rail Segment manufactures railway track maintenance equipment and provides track maintenance services.  Although the Company’s revenues as a whole decreased from 2008 to 2010, the Harsco Rail Segment’s revenues increased as follows:

(in thousands)	2008	2009	2010
Harsco Rail Total Revenues	$277,595	$306,016	$313,262

The revenue growth during 2009 and 2010 was predominantly driven by an increase in product revenues.  This revenue growth and increased warranty accrual related principally to two large long-term orders from the China Ministry of Railways, which were publicly disclosed in a press release dated May 21, 2007.  Based on both historical experience and contractual terms, warranty expenses related to these international shipments are generally accrued for at a higher rate than domestic shipments due to a longer warranty period as well as broader warranty coverage which resulted in the overall increased accrual at December 31, 2010.

Note 9 — Income Taxes, page 94

3.              Please provide us with a full explanation of the $3.5 million of “non-recurring, out-of-period benefits.” Please clarify whether these are prior period errors.

Response:

The $3.5 million of non-recurring, out-of-period tax benefits correcting prior-period errors was comprised of a $0.4 million tax expense that was identified during the preparation of the Company’s 2009 income tax return in 2010 and a $3.9 million tax benefit from income tax expense associated with historical intercompany sales.

During the preparation of the Company’s 2009 income tax return in 2010, an error was identified in the calculation of the 2009 income tax provision that was prepared during the 2009 year-end close.  The impact of this error resulted in an out-of-period adjustment of $0.4 million in income tax expense that was recorded during the third quarter of 2010 after the Company finalized its 2009 income tax return.

In the fourth quarter of 2010, the Company performed a review of its historical intercompany sales of inventory and fixed assets to determine whether the Company deferred the tax effects to the seller of these transactions.  Under ASC 810, the pre-tax profit from intercompany transactions is deferred in the consolidated financial statements until the underlying item is sold to an unrelated third party or otherwise recovered.  Most of the related fixed assets are still in use and have not been sold to an unrelated third party.  Similarly, under ASC 810-10-45-8, no immediate tax effects related to the pre-tax profit realized by the seller in an intercompany transaction should be recognized in the consolidated financial statements.  After this review, it was determined that over the span of six years, the Company did not appropriately defer approximately $3.9 million in income tax expense.  The impact of this error resulted in an out-of-period adjustment of $3.9 million in income tax benefits that was recorded during the fourth quarter of 2010.

The Company conducted a detailed analysis of the materiality of the aforementioned adjustments in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, SAB No. 108 and ASC 250.  This analysis included a quantitative analysis of current and prior-period quarterly and full-year results as if the adjustments were recorded in the correct period.  From a qualitative perspective, the Company looked at a number of factors in order to assess materiality.  These factors included the following:

•                  Whether the adjustments masked a change in earnings or other trends during the affected periods, and whether they masked a failure to meet analysts’ consensus estimates;

•                  Whether the adjustments changed a loss into income or vice versa for any of the affected periods;

•                  Whether the adjustments impacted the Company’s compliance with regulatory requirements, loan covenants, or other contractual requirements; and

•                  Whether the adjustments had the effect of increasing management’s compensation.

Based on this analysis, the Company concluded that the individual and aggregate out-of-period adjustments were not material to any particular prior reporting period.  However, the Company concluded the net impact of the error corrections recorded in the fourth quarter of 2010 required disclosure pursuant to ASC 270-10-45-16.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Harsco Infrastructure Segment, page 29

4.              You disclose on page 30 of your 2010 Form 10-K that the Harsco Infrastructure Segment restructuring initiative implemented in the fourth quarter of 2010 was expected to approximate $43 million in 2011 and be over $60 million when fully annualized in 2012.  You disclose on page 29 that the Harsco Infrastructure Segment generated a smaller operating loss in the third quarter and first nine months of 2011 primarily due to cost savings from restructuring initiatives implemented in 2010.  In future filings please quantify your cost savings. If your actual cost savings are materially different from your disclosed expectations in your 2010 Form 10-K please provide an analysis that quantifies the contributing factors.

Response:

In future filings on Form 10-K and Form 10-Q, the Company will quantify actual cost savings associated with the Harsco Infrastructure Segment restructuring initiative implemented in the fourth quarter of 2010 (the “Restructuring Initiative”).

More specifically, the Company proposes to expand its disclosure in applicable future filings to include something similar to the following:

The Company achieved approximately $XX million of cost savings associated with the Restructuring Initiative through September 30, 2011.  Our current estimates of cost savings associated from the Restructuring Initiative are as follows:

(in millions)	Amount per 2010 10-K	Current Estimates
Year Ended December 31, 2011	$43	$	XX
Year Ended December 31, 2012	$60	$	XX

Additionally, should actual cost savings be materially different from our disclosed expectations, we will provide an analysis that quantifies the contributing factors.

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (717) 612-5659.

Sincerely,

/s/ Stephen J. Schnoor

Stephen J. Schnoor
Senior Vice President, Chief Financial Officer, and Treasurer